October 28, 2005

Room 4561

Walter K. Weisel
Chief Executive Officer
Innova Holdings, Inc.
17105 San Carlos Boulevard, Suite A1651
Fort Myers, Florida 33931

Re:  	Innova Holdings, Inc.
	Supplemental Response Concerning Registration Statement on
Form
SB-2/A
      Filed September 30, 2005, Submitted on October 17, 2005
      File No. 333-127368

      Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed on July 29, 2005
      Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
      Filed on July 29, 2005
      Form 10-QSB for Fiscal Quarter Ended June 30, 2005
      Filed on August 22, 2005
      Form 8-K filed on October 19, 2005
      File No. 0-33231


Dear Mr. Weisel:

	This is to advise you that we have limited our review of the above-referenced documents to the responses to our comment letter dated October 12, 2005 and other matters addressed in the comments below. Please respond to our comments that pertain to the Form
10-
KSB/A, Form 10-QSB/A, Form 10-QSB and Form 8-K within 10 business days of the date of this letter.

Registration Statement on Form SB-2, as amended

Prospectus Cover Page
1. We refer you to comment 1 of our letter dated October 12, 2005. Please revise to state if true, Cornell Capital Partners is an underwriter as opposed to "is deemed" an underwriter. Please advise why you believe Monitor Capital and the selling shareholders to be underwriters; we note that Monitor is reselling shares received as
transaction-based compensation.   Please also remove the sentence
that follows or supplementally support the statement.

Risk Factors page 5
2. We refer you to comment 2 of our letter dated October 12, 2005. Please clarify whether your disclosure controls and procedures are currently effective. To the extent that they are currently ineffective, please describe any material risks to potential
investors.   Further, with respect to your controls and procedures
it
appears that your Form 8-K, filed October 19, 2005, may have been
filed late.   Please advise.
Selling Stockholders, page 13
3. We note your response to comment 3 of our letter dated October
12,
2005. It appears from information available on Cornell Capital Partners website and from your Placement Agent Agreement that Cornell
Capital Partners West Coast office and Monitor Capital share the same suite in San Diego. Please tell us whether Cornell Capital or any equity owners, officers or directors of Cornell Capital hold equity interests in Monitor Capital. Please describe any such ownership interests in Monitor Capital.
4. Further, we refer you to comment 2 of our letter dated
September
2, 2005. Please describe more fully the specific services performed by Monitor as your placement agent, including a discussion of the actions taken as part of the review and advice process. Please also advise as the timing of their review and value of services since we note that the Placement Agent Agreement was entered into the same day as the Standby Equity Distribution Agreement (June 14, 2005). In this regard, your Form SB-2 disclosure notes that the purpose of entering into a private placement agreement with Monitor was to "advise the Company with respect to the terms" of the equity line agreement, however, both agreements were signed the same day.

Supplemental response with proposed revisions to your Form 10-
KSB/A
for the fiscal year ended December 31, 2004 filed on July 29, 2005 and submitted on October 17, 2005
5. We refer you to your response to comment 6 of our letter dated October 12, 2005. While we note your intent to update your "Management`s Discussion and Analysis or Plan of Operation" section as costs are incurred, please ensure to include in your "Liquidity and Capital Resources" subsection in the Form 10-QSB for the quarter ended September 30, 2005, if applicable, a discussion of how material
costs associated with your remediation measures may effect your
liquidity.   Please also revise the above-referenced Form SB-2 as
well.

Supplemental response with proposed revisions to your Form 10-QSB for the fiscal quarter ended June 30, 2005 filed August 22, 2005 and submitted on October 17, 2005
6. We note your response to comment 9 of our letter dated October
12,
2005 that states there were changes in your internal controls over financial reporting that occurred during the last fiscal quarter that materially affected, or is reasonably likely to materially affect your internal control over financial reporting. However, your revised disclosure discusses only "remedial actions, " relating to your material weakness. Please confirm there were no changes besides remedial measures disclosed that materially affected, or are reasonably likely to materially affect your internal control over financial reporting.

Form 8-K filed October 19, 2005
7. Please revise your Form SB-2 including your "Selling Stockholders," "Management`s Discussion and Analysis or Plan of Operation" and "Certain Relationships and Related Transactions" sections to incorporate the information contained in this Form 8-K.
Please ensure to prominently describe the fact that the Company will pay to Cornell all revenues it receives until the principal and accrued interest has been paid in full.
8. We note that you filed this Form 8-K on October 19, 2005 for a reportable event that took place on October 7, 2005. Please advise as to your belief of the timeliness of this filing.
9. Please advise as to the closing date of the financing related to the Cornell Capital private placement discussed in this 8-K. Please also confirm that as of that date all funds were released from escrow and that there are no further obligations of the Escrow Agent.

							*  *  *

      If you have any questions, please contact Adam Halper at
(202)
551-3482.  If you need additional assistance you may contact me at
(202) 551-3730.



								Sincerely,



								Barbara C. Jacobs
								Assistant Director



cc:  	Robert L. Davidson, Esq.
	400 Park Avenue, Suite 1430
	New York, NY 10022
	Fax: (212) 277-7401


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Walter K. Weisel
Innova Holdings, Inc.
October 28, 2005
Page 1